SEC 19007879

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SEC Mail Processing Section MAR 01 2019 Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) TX (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha Leiper (210) 498-6793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1700 (Address) San Antonio (City) TX (State) 78205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martha Leiper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary ID #2505694
My Commission Expires
June 13, 2022

NOTARY PUBLIC STATE OF TEXAS

Martha Leiper
Signature

SVP, Corporate Controller
Title

Rose Mary Maldonado
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
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Ernst & Young LLP
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100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
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Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
USAA Investment Management Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial positon of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Pubic Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2004
February 27, 2019

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2018
(Dollars in thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 112,371
Restricted cash	500
Receivable from clearing organization	214
Receivable from affiliates	7,109
Advisory fees receivable	16,333
Software and equipment, at cost, net of accumulated depreciation and amortization of $68,673	25,031
Deferred income tax receivable	1,067
Other assets	1,646
Total assets	$ 164,271
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to clearing organization	$ 4,075
Payable to affiliates	34,832
Accrued personnel expenses	14,160
Current income tax payable	4,516
Accounts payable and accrued expenses	18,199
Securities sold, not yet purchased, at fair value	30
Total liabilities	75,812
Stockholder's Equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding, voting	1
Preferred stock, 50,000 shares authorized; 0 shares issued and outstanding	—
Additional paid-in capital	76,312
Retained earnings	12,146
Total stockholder's equity	88,459
Total liabilities and stockholder's equity	$ 164,271

See accompanying notes to the Statement of Financial Condition.

USAA INVESTMENT MANAGEMENT COMPANY

Notes to Financial Statements

(Dollars in thousands)

(1) Nature of operations and basis of presentation

USAA Investment Management Company (IMCO), (also referred to as we, us, or our, unless otherwise denoted), is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CapCo), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We act as a broker-dealer and investment adviser, offering services principally to individuals eligible for membership in USAA or its affiliates, primarily active duty, retired, or honorably discharged U.S. military personnel and their families. IMCO is a registered investment adviser with the U.S. Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940, as amended, a registered securities broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (Exchange Act), and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

We are an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis through National Financial Services, LLC (NFS), Members New York Stock Exchange, Securities Investor Protection Corporation. On our behalf, NFS provides custody, trade execution, clearing, and other brokerage-related services for our brokerage accounts. Pursuant to a Secondary Clearing Agreement (SCA) among IMCO, USAA Financial Advisors, Inc. (FAI), our affiliate, and NFS, FAI introduces brokerage customer accounts to IMCO and IMCO, in turn, introduces the accounts to NFS. FAI is a registered broker-dealer with the SEC under the Exchange Act, and is a member of FINRA. IMCO also serves as the investment adviser for the USAA Managed Account Program and the USAA Federal Savings Bank (FSB) Trust Services Department, underwriter and distributor of the USAA Mutual Funds Trust (MF Trust) and USAA Exchange–Traded Fund (ETF) Trust (ETF Trust, and together with the MF Trust, the Trusts), and administers and markets the USAA 529 College Savings Plan (USAA 529 Plan).

The accompanying Statement of Financial Condition has been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States.

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Therefore, actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

A. Cash and cash equivalents

Cash and cash equivalents consist of cash and short term, highly liquid investments with remaining maturities of three months or less at the time of purchase. Cash consists of funds on deposit with a single Federal Deposit Insurance Corporation insured United States based financial institution. Amounts on deposit may exceed federally insured levels. We do not believe there is any significant risk related to the balance.

B. Restricted cash

Restricted cash consists of cash that is legally restricted as to withdrawal or usage. IMCO's restricted cash represents a cash deposit in an escrow account maintained by NFS. Per the Fully Disclosed Clearing Agreement (FDCA) between IMCO and NFS, IMCO receives interest on the cash deposit and NFS is obligated to return the cash deposit within thirty (30) calendar days following termination of the FDCA.

C. Securities transactions

Proprietary and customer securities transactions are reported gross on a trade date basis.

At December 31, 2018, securities owned, which consist primarily of equity securities with a fair value of $8 are included in *Other assets,* and *Securities sold, not yet purchased* of $30, which consist primarily of shares of regulated investment companies and a certificate of deposit, are carried at fair value.

Securities sold, not yet purchased represents our obligation to deliver through our clearing broker, NFS, the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

In addition, included in securities owned and *Securities sold, not yet purchased* are our error inventory and fractional share inventory accounts. Securities in our error inventory account at December 31, 2018 were covered on the next trading day. We review our fractional share inventory and sell fractional shares whenever possible.

D. Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Certain internal software development costs are capitalized to the extent of external direct costs of services consumed to develop and internal salary costs relating to employees' time spent on the software project during the successful application development stage.

Capitalized costs related to purchased software and internally developed software are amortized over their useful lives (typically three years) using the straight-line method. Certain costs incurred during the application development stage related to internally developed software are capitalized. Costs are expensed as incurred during the preliminary project stage and post implementation stage. External direct costs incurred for materials and services used in developing or obtaining internal-use computer software and payroll and payroll-related costs for employees who are directly associated with the internal-use computer software project are capitalized. Amortization of capitalized costs begins when the software is ready for its intended use.

Capitalized software costs are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Capitalized software projects are evaluated for impairment at the asset level at least annually. Software assets are retired when replaced. Accrued capitalized costs associated with an individual project that is later stopped and does not complete its scope are analyzed on a case-by-case basis to determine the appropriate treatment of costs incurred prior to stoppage. Costs may or may not be eligible for capitalization in follow-on projects. Absent evidence to the contrary, fully amortized software assets greater than five years old are presumed to be obsolete and are automatically retired. An impairment loss is recognized if the undiscounted cash flows of the asset are less than the corresponding carrying amount. An impairment loss meeting the recognition criteria is measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset.

E. Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. However, for separate company financial statement purposes, our accounting policy is to report taxes on a separate company reporting basis. For the year ended December 31, 2017, separate company current taxes were the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries. For the year ended December

(Dollars in thousands)

31, 2018, separate company current taxes are computed at a 21% rate on regular taxable income adjusted for any consolidated benefits allocated to the companies.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Legislation) was enacted. Among many changes resulting from Tax Legislation, the new law (i) reduces the corporate tax rate to 21% effective January 1, 2018, (ii) eliminates the corporate alternative minimum tax for tax years beginning after December 31, 2017, (iii) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, (iv) modifies the recognition of income rules by requiring the recognition of income for certain items no later than the tax year in which an item is taken into account as income on an applicable financial statement, and, (v) limits the deduction by employers of expenses for entertainment and certain fringe benefits..

At December 31, 2017, we were still analyzing certain aspects of Tax Legislation and refining our calculations. Thus, our accounting for the tax effect of Tax Legislation was not complete. We recorded provisional amounts which were included as a component of income tax expense for the year ended December 31, 2017. During the year ended December 31, 2018, we have completed our accounting for the tax effect of Tax Legislation to the extent guidance has been issued. As a result, we have recorded a $890 measurement period adjustment which is included as a component of IMCO's income tax benefit.

Tax Legislation has materially impacted IMCO's 2018 adjusted effective tax rate, primarily as a result of the reduced corporate statutory tax rate.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions.

F. Restructuring plan

On November 6, 2018, USAA entered into a definitive stock purchase agreement to sell the USAA Mutual Fund Business (collectively, the Business), which includes the asset management of the USAA Mutual Funds, transfer agency operations, third party distribution of the USAA Mutual Funds, and the asset management of the USAA 529 Plan to Victory Capital Holdings, Inc. (Victory). With the exception of administering the USAA 529 Plan, these services are administered by affiliate entities and therefore will not have a direct impact on IMCO's operations. Under the terms of the purchase agreement, Victory will acquire the Business for $850,000 subject to adjustments and additional contingent payments based on future business performance. The acquisition is expected to close in the second quarter of 2019, and is subject to regulatory and other customary approvals, conditions and consents, including certain approvals by USAA Mutual Fund and USAA ETF shareholders and Boards of Trustees.

The following products and activities subject to the transaction with Victory have historically been included in our financial results:

<u>USAA 529 Plan</u>

The administration of the USAA 529 Plan is included in the Victory purchase agreement. IMCO performs certain administration, marketing, and distribution for the plan and is responsible for the preparation of any required reports or disclosures specific to the USAA 529 Plan.

(Dollars in thousands)

Third-Party Distribution

IMCO contracts with third-party intermediaries to sell the USAA Mutual Funds on their platforms.

At December 31, 2018, IMCO's total assets and liabilities to be sold to Victory, are $399 and $2,615, respectively.

The sale of this disposal group does not represent a strategic shift that will have a major effect on our operations and financial results. Accordingly, it is not classified as a discontinued operation.

G. New accounting pronouncements issued and adopted

During 2018, we have adopted the following Accounting Standards Updates (ASUs) to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification):

- ASU 2014-09, *Revenue from Contracts with Customers (Topic 606);* ASU 2015-14, *Revenue from Contracts with Customers Deferral of the Effective Date*; ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*; ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing*; ASU 2016-11, *Revenue Recognition and Derivatives and Hedging: Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting*; ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*: ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*;
- ASU 2016-18, *Statement of Cash Flows*: *Restricted Cash*

Information about these accounting updates are described in more detail below.

ASU 2014-09 (with effective date updated by ASU 2015-14 and guidance clarified in subsequent ASUs) Revenue from Contracts with Customers (Topic 606); replaces revenue recognition requirements in Topic 605, Revenue Recognition, including an assortment of transaction-specific and industry-specific rules. The ASU establishes a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The guidance also requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The ASU does not apply to rights or obligations associated with financial instruments (for example, interest income from loans or investments, or interest expense on debt). It also does not apply to insurance or lease contracts. The ASU allows for two adoption methods: either, (1) a company will apply the rules to all contracts existing in all reporting periods presented, subject to certain allowable exceptions; or, (2) the modified retrospective method where a company will apply the rules to all contracts existing as of January 1, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules. We adopted the new standard effective January 1, 2018, using modified retrospective approach.

ASU 2016-18 requires that restricted cash and cash equivalents are included with the total cash, cash equivalents and restricted cash in the consolidated statement of cash flows. In addition, the nature of any restrictions will be disclosed in the footnotes to the financial statements. We adopted this ASU effective January 1, 2018. We determined our restricted cash includes cash that is legally restricted as to withdrawal or usage. Our retrospective adoption includes changes to our presentation of cash and cash equivalents in our Statement of Financial Condition.

(Dollars in thousands)

H. New accounting pronouncements issued but not yet effective

The following accounting updates to the FASB Codification have been issued but are not yet effective for us:

- ASU 2016-02, *Leases*; ASU 2018-01, *Leases: Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases;* ASU 2018-11 *Leases (Topic 842) Targeted improvements; ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors;*
- ASU 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments;* ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments-Credit Losses.*

ASU 2016-02 (with guidance clarified in ASU 2018-01, codification improvements in ASU 2018-10 and targeted improvements in ASU 2018-11) creates new Topic 842, Leases. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. Targeted improvements were made to provide entities with an additional (and optional) transition method to adopt the new leases standard. The amendments also provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606) and certain criteria are met. The ASU is effective for IMCO for annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. We have evaluated this ASU for IMCO and believe there is no impact.

ASU 2016-13 (ASU 2018-19 provides codification improvements to Topic 326 and changes the implementation of the credit loses standard.) It requires enhanced financial statement disclosures and introduces a new impairment model for financial instruments based on historical experience, current conditions and supportable forecasts. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods. The financial impact of adopting the ASU is yet to be determined. Planning and initial implementation efforts for the ASU are on target for adoption at the effective date above.

(3) Transactions with affiliates

A. Receivable from and payable to affiliates

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, salaries, employee benefits, and corporate staffing services. Accordingly, we pay for these various services and amounts owed are included in *Payable to affiliates*. Amounts are settled monthly. The contracted services and allocations are based upon various formulas or agreements.

(Dollars in thousands)

Effective January 1, 2018, we have entered into a new Referral Services, Expense Allocation, and Cost-Sharing Agreement with FAI and USAA Financial Planning Services Insurance Agency, Inc (FPS). The agreement replaces and simplifies several agreements between us and various USAA affiliates. Under the terms of the agreement, we engaged FAI and FPS to perform the functions traditionally associated with the selling and servicing of our products (e.g., customer contact center and sales management). The fees charged for these services are actual expenses paid.

Some of the expenses allocated to and paid by IMCO for services performed by USAA and its affiliates are for the benefit of AMCO, an affiliated, registered investment adviser, and our affiliated mutual fund transfer agent, SAS. IMCO has entered into a services and cost allocation agreement with AMCO and SAS whereby they agree to reimburse IMCO for expenses paid on their behalf.

We have entered into an advisory agreement with AMCO. Under the terms of the agreement, we pay AMCO for providing investment advisory services as a sub-adviser to IMCO. In accordance with our agreement, AMCO provides investment recommendations for each portfolio offered to USAA Managed Portfolios - UMP® program and FSB trust service clients

Activities under the SCA among us, FAI, and NFS included performing account opening and administration and taking customer securities orders for clearance and settlement. FAI bills us for these activities under the provisions of a reimbursement agreement.

Under the terms of an affiliate funding agreement, we have the ability to borrow up to $500,000 in aggregate with AMCO and SAS from CapCo. Borrowings under CapCo's affiliate funding agreement are made for short-term liquidity purposes. There were no borrowings during 2018.

We provide certain administrative and record keeping services related to brokerage accounts with FSB, an affiliated company, and SAS. Amounts are settled monthly.

We also provide and receive services pursuant to various service fee agreements with FSB.

We have entered into a Selected Dealer agreement with AMCO. Under the terms of the agreement AMCO pays IMCO for its distribution and servicing, with respect to its brokerage accounts that hold shares of USAA mutual funds.

B. Employee benefit plans

<u>Defined benefit pension plan</u>

Employees, who were hired before June 1, 2007, are covered under a defined benefit pension plan administered by USAA which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan. Substantially all of our employees who were at least 45 years of age with five or more years of service by August 31, 2007 received an additional age-and-service-based defined benefit through August 31, 2017.

<u>Postretirement benefits plan</u>

Substantially all employees hired prior to January 1, 2016, will become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us.

<u>Defined contribution plans</u>

Substantially all of our employees are eligible to participate in USAA's defined contribution plans. New participants are automatically enrolled with a contribution rate of 8% but can subsequently opt out or adjust

(Dollars in thousands)

the contribution rate. We match participant contributions dollar for dollar up to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(4) Fair value

FASB guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

A. Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets and liabilities that can be accessed at the measurement date.
B. Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.
C. Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability. We do not currently have any material financial instruments utilizing Level 3 inputs.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the financial instruments carried at fair value as of December 31, 2018, by caption, on the Statement of Financial Condition and by valuation hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value at December 31, 2018
Cash and cash equivalents				
Money market fund	$ 20	$ —	$ —	$ 20
Other assets				
Securities owned	—	8	—	8
Total assets at fair value	$ 20	$ 8	$ —	$ 28
Liabilities				
Securities sold, not yet purchased	30	—	—	30
Total liabilities at fair value	$ 30	$ —	$ —	$ 30

(Dollars in thousands)

Level 1 Analysis

Included in Level 1 are highly liquid financial instruments such as mutual funds and a certificate of deposit. As quoted prices are available in an active market, these securities are classified in Level 1 of the valuation hierarchy.

Level 2 Analysis

Level 2 consists primarily of corporate debt and over the counter equity securities. The fair value of these securities was estimated by an independent pricing service based upon their pricing model which incorporates observable market inputs such as benchmark yields and trades of similar securities. Based upon an analysis of the procedures and techniques used by the independent pricing service, we have determined that these securities should be classified within Level 2 of the valuation hierarchy.

Receivables from and payables to clearing organizations and receivables from and payables to affiliates are presented in the Statement of Financial Condition at contract amounts, which approximate fair value. The contract amounts approximate fair value due to their short-term duration. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

Level 3 Analysis

There were no Level 3 securities in 2018.

(5) Software and equipment

Software and equipment at December 31, 2018, are summarized below.

Capitalized software	$ 93,631
Equipment	73
Total	93,704
Less accumulated depreciation and amortization	(68,673)
Software and equipment, net	$ 25,031

(6) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 are presented below. Deferred tax assets and liabilities are valued at the rates at which they are expected to reverse in the future. As a result of Tax Legislation enacted on December 22, 2017, the deferred tax assets and liabilities below have been valued at 21%. The re-measurement of our deferred tax balance from 35% to 21% was included as a component of income tax expense for the year ended December 31, 2017. The measurement period adjustment recorded during the year ended December 31, 2018, is reflected in the deferred tax assets and deferred tax liabilities presented below.

(Dollars in thousands)

Deferred tax assets:		
Accrued bonus	$	2,011
Accrued expenses		2,888
State income taxes, net of federal income taxes		42
Total gross deferred tax assets		4,941
Deferred tax liabilities:		
Depreciable assets and software		(3,874)
Total gross deferred tax liabilities		(3,874)
Deferred income tax asset, net	$	1,067

Management believes the gross deferred tax assets are more likely-than-not to be realized based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

Our Statement of Financial Condition includes the following income tax receivable and payable amounts:

Income tax receivable (payable):	Federal	State	Total
Current income tax receivable (payable), net	$ (4,124)	$ (392)	$ (4,516)
Deferred income tax receivable (payable), net	959	108	1,067
Total income tax receivable (payable), net	$ (3,165)	$ (284)	$ (3,449)

We have reassessed our uncertain tax positions and, as of December 31, 2018, the balance of unrecognized tax benefits remains zero. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are no positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amount of unrecognized tax benefits for uncertain tax positions will significantly change within twelve months. At December 31, 2018, no range exists for potential changes in the liability for uncertain tax positions due to resolution with tax authorities, as the balance of unrecognized tax benefits remains zero.

The total amount of interest payable recognized in the Statement of Financial Condition is zero for 2018. There are no penalties payable recognized in the Statement of Financial Condition.

The 2013, 2014, 2017, and 2018 tax years remain subject to federal examination and the 2012 through 2018 tax years remain subject to state examination.

(7) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2018, our net capital was $54,304, which was $54,054 in excess of our minimum net capital requirement of $250.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2018.

(8) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

Management is reviewing a matter associated with advisory fees charged to managed portfolio clients. As of December 31, 2018, IMCO recorded a $12.5 million accrual representing the estimated fee reimbursements as a result of this matter. We have not accrued for any fines or penalties (and are not aware of any at this time).

Additionally, pursuant to the FDCA with NFS, IMCO may be responsible for non-payment by customers resulting from the execution of various securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer is unable to fulfill their contractual obligations. Such risks may be increased by volatile trading markets.

(9) Subsequent events

Events occurring after December 31, 2018 have been evaluated for possible adjustment to the Statement of Financial Condition or disclosure.